U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (SBIC), LLC
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   (Last)                            (First)              (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
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                                    (Street)

New York                        New York                  10020
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Genomic Solutions, Inc. ("GNSL")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


December 31, 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/99)


FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Options              $4.06    6/4/01   A          10,000     6/4/02   6/4/2011 Callable  10,000   N/A      10,000    I        (FN 1)
                                                                               Common
                                                                               Stock
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
Explanation of Responses:


(1) The options shown in Table II are options granted to Dr. Damion Wicker, a director of the Issuer, and a limited partner of JPMP Master Fund Manager LP. Dr. Wicker is obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to, J.P. Morgan Partners
(SBIC), LLC.


J.P. Morgan Partners (SBIC), LLC


      /s/ Jeffrey C. Walker                                 02/14/02
By:  ---------------------------------------------     ------------------
     Jeffrey C. Walker                                        Date
     President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2


NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)           FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
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
J.P. Morgan Partners (BHCA), L.P.       J.P. Morgan Partners       December 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       December 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC           (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation                J.P. Morgan Partners       December 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.                J.P. Morgan Partners        December 2001        Genomic Solutions, Inc. ("GNSL")
270 Park Avenue                        (SBIC), LLC
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                  J.P. Morgan Partners       December 2001        Genomic Solutions, Inc. ("GNSL")
c/o J.P. Morgan Partners, LLC          (SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY  10020
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
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 NAME AND ADDRESS OF                TITLE OF                 AMOUNT OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
  REPORTING PERSON                  SECURITY                 SECURITIES          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                                             BENEFICIALLY        INDIRECT (I)                              INTEREST
                                                             OWNED AT END OF
                                                             ISSUER'S FISCAL
                                                             YEAR
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
J.P. Morgan Partners (BHCA), L.P.     See Table II above      See Table II          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 above                                Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        See Table II above      See Table II          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 above                                Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation              See Table II above      See Table II          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 above                                Note 4 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.               See Table II above      See Table II          I              See Explanatory        No
270 Park Avenue                                               above                                Note 5 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.                See Table II above      See Table II          I              See Explanatory        No
c/o J.P. Morgan Partners, LLC                                 above                                Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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

Explanatory Notes:

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so.
Each of the Reporting Persons disclaims beneficial ownership of the Issuer's securities to the extent it exceeds such Person's pecuniary interest.

(2) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"). The Reporting Person is the sole member of JPM SBIC.

(3) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the sole member of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(4) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA (the parent of JPM SBIC). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(5) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(6) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA, the parent of JPM SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.



     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition   or  disposition  by  will  or  the  laws  of  descent  and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.